Exhibit 4.8

CREDIT SUISSE AG
Paradeplatz 8 8001 Zürich

Agreement (Security Agreement)

between

Eldista GmbH
rue des Pierres-du-Niton 17, c/o INTEREXPERTS SA
1207 Genève
(hereinafter referred to as the Provider of Collateral)

and Credit Suisse AG (hereinafter referred to as the Bank).

1.	The Bank has acquired / hereby acquires title to the following mortgage note(s) and/or bearer bond(s) with mortgage assignment (hereafter the mortgage deeds):

- CHF 81’666’000.00 first ranking bearer mortgage note, dated 18.05.2007 no prior ranking,
-CHF 41’959’000.00 third ranking bearer mortgage note, dated 18.05.2007 prior ranking CHF 82’523’922.00,

on business premises “CTN”, Ch. des Aulx 8-18,1228 Plans-les-Ouates, land register Plans-les-Ouates, land register folio 11095

2.	The mortgage deed(s) for which title has or will be transferred to the Bank provide(s) the Bank with security for all claims against

Eldista GmbH, rue des Pierres-du-Niton 17, c/o INTEREXPERTS SA, 1207 Genève
and / or
OPCTN S.A., 6 Rue Jean Bertholet, LU-1233 Luxembourg

as individual debtor(s) or joint and several debtors (hereinafter referred to as the Borrower) arising from agreements concluded or to be concluded with the Bank in connection with business transactions, including all court and out-of-court fees and costs arising therefrom.

3.    The mortgage deed(s) assigned to a particular branch of the Bank also serve(s) to secure any claim(s) of its other branches. Where more than one claim exists, the Bank shall determine which claim is to be covered by the assigned mortgage deed(s) or the proceeds from the disposal thereof.

4.    The Provider(s) of Collateral hereby explicitly acknowledge(s) personal financial liability arising from the mortgage deeds assigned to the Bank as security and amounting to the sum of the principal or the maximum amount borrowed, plus three year’s accrued interest and current interest. This debt acknowledgement is valid irrespective of any stipulations to the contrary concerning the debtor(s) in the mortage deeds. If the Provider(s) of Collateral and the debtor(s) are not identical, they are both hereby joint and severally liable for the debt to the extent detailed above. The Bank may enforce the claims arising from the mortgage deeds assigned to it as security instead of enforcing the secured claims. The Bank is entitled to both the principal and the interest on the mortgage deed claims as full or partial security for the secured claims. If the mortgage deeds assigned to the Bank cover obligations of several debtors, the Bank may use its discretion in distributing any proceeds among the debtors. The Bank is entitled to assert its secured claims in lieu of and irrespective of the mortgage deed claims.

To be completed by the Bank		Signature checked:
Date, signature and stamp
135223

Client No. (CIF)	0251-1732456-0

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5.    Regardless of any period(s) of notice and termination date(s) specified in the mortgage deed(s), the parties hereby agree that the Bank may terminate the mortgage deed claim(s) with immediate effect, i.e. without observing a period of notice, although such termination can only be effective at the earliest date on which at least one of the secured claims becomes due. If cantonal law stipulates binding provisions to the contrary, the minimum period provided for under cantonal law shall apply.

6. Where the amount(s) of the mortgage deed(s) is/are raised, this agreement also applies to the increased mortgage deed claim(s).

7. If the mortgage deed(s) stipulate(s) only a maximum interest rate, this shall be deemed to be the rate agreed with the Provider of Collateral.

8.    If, on transfer of the pledged property, the new owner acquires both the mortgage deed debt(s) and the secured debt(s), the Bank is entitled to transfer this agreement with all associated rights and obligations to the new owner.

9.   Once the Bank has no further claims against the Borrower, the Bank is obliged to reassign ownership of the mortgage deed(s) to the Provider of Collateral. If a third party who has provided personal or tangible security satisfies the Bank’s claims, the Bank is entitled to transfer ownership of the mortgage deed(s) to this third party.

10.          The Bank is authorised to transfer or assign all or part of the rights and obligations arising from this security agreement to a third party in Switzerland or abroad for the purposes of securitisation or outsourcing the claims for which security has been provided, for example. The right to further transfer the relationship or to transfer it back to the Bank is reserved.

The Bank may make information associated with the security agreement available to such a third party and other involved parties, such as rating agencies or trust companies, at any time; these parties shall be obliged to keep such information confidential. The Provider(s) of Collateral expressly declare(s) his/her/their agreement with the procedure described above.

11.          The place of performance is the location specified in the Bank’s address. For Providers of Collateral whose current or future domicile is outside Switzerland, the place of performance is also the place of enforcement (special domicile pursuant to Art. 50 para. 2 of the Federal Law on Debt Enforcement and Bankruptcy).

This agreement is governed by Swiss law, to the exclusion of the conflict of laws provisions of Swiss private international law.

The Provider of Collateral acknowledges that the provisions governing jurisdiction in the Bank’s General Conditions also apply to this agreement.

The exclusive place of jurisdiction for the Provider of Collateral for any disputes resulting from this agreement is Zurich or – if different – the location specified in the Bank’s address. The Bank is entitled to take legal action against the Provider of Collateral before any other competent court in Switzerland or abroad.

Place, date	The Provider(s) of Collateral

Tel Aviv, 3.10.2011	/s/ Alex Hilman

Place, date	The Provider(s) of Collateral

Tel Aviv, 3.10.2011	/s/ Irit Weinberg

Place, date	The Provider(s) of Collateral

Zurich, 5.10.2011	/s/ Thomas Erdin

For CREDIT SUISSE AG

Place, date

Zurich, September 28, 2011

/s/ Christophe Müller	/s/ Philipp Meier
Christophe Müller	Philipp Meier

To be completed by the Bank

135223 Client No. (CIF) 0251-1732456-0

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